

Chris Graff · 3rd

Private equity

Polebridge, Montana, United States ·

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500+ connections

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Brooktrout Ventures et al

 **Indiana University Bloomington**

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Elemental Impacts

Elemental Impacts; providing suppo
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time, effort, and resources in entrep
creative ideas is the way I've chose

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Experience

Owner
Brooktrout Ventures et al
Jan 2008 – Present · 13 yrs 8 mos

Education



Indiana University Bloomington
1982 – 1984



Wake Forest University

Skills & endorsements

Strategic Planning · 34

Endorsed by **Cassie Peters and 2 others who are highly skilled at this**

Fundraising · 30

Bud Stout and 29 connections have given endorsements for this skill

Entrepreneurship · 29

Barent Roth and 28 connections have given endorsements for this skill

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